SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 1 )


                                 Firetector Inc.
                -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                -------------------------------------------------
                         (Title of Class of Securities)

                                   318319 60 5
                             (Formerly 318319 40 7)
                -------------------------------------------------
                                 (CUSIP NUMBER)

                            Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1999
                -------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No.  318319 60 5                     Page  2  of 8  Pages
- ------------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Genterra Investment Corporation f/k/a First Corporate Capital Corp.
        ----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
        ----------------------------------------------------------------------
        3   SEC USE ONLY

        ----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 NA
        ----------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]

        ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
        ----------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER

         SHARES            133,333 shares
                     ---------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY               0
                     ---------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER

        REPORTING          133,333 shares

                     ---------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                0
        ----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               133,333 shares
        ----------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.82%
        -----------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 CO
        -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 8  Pages




Item 1. Security and Issuer.

         Firetector Inc. (the "Issuer")
         262 Duffy Avenue
         Hicksville, NY  11801

         c/o John A. Poserina, Secretary and Treasurer

         Common Stock, $0.001 par value (the "Common Stock")


Item 2. Identity and Background

I.   Reporting Person

     (a)  Name of Person Filing.

     This statement is being filed on behalf of GENTERRA INVESTMENT CORPORATION f/k/a First Corporate Capital Inc. ("FCC")


     (b)  Residence or Business Address.

     The Reporting Person has its principal business at:

         106 Avenue Road
         Toronto, Ontario
         Canada M5R 2H3

     (c)  Principal Occupation.

     The Reporting Person is an investment management holding company.

     (d)  and (e)

     The Reporting Person has not, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship.

     The Reporting Person is a citizen of Canada.



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                                                              Page 4 of 8 Pages

II.  Names  of  Directors  and  Executive   Officers  of:  GENTERRA   INVESTMENT
     CORPORATION

Directors:                      Business Address:
----------                      -------------------
Mark Litwin                     106 Avenue Road, Toronto, ON M5R 2H3
Irwin Singer                    24 Hazelton Ave., Toronto, ON M5R 2E2
Stan Abramowitz                 106 Avenue Road, Toronto, ON M5R 2H3
Alan Kornblum                   600 Clayson Road, North York, ON. M9M 2H2
Morton Litwin                   1150 Sheppard Ave. West, Downsview, ON M3K 2B5


Officers                 Position        Address
---------                ---------       -----------
Mark Litwin              President       106 Avenue Road, Toronto, ON M5R 2H3
Stan Abramowitz          Secretary       106 Avenue Road, Toronto, ON M5R 2H3



     None of the Directors or Executive Officers of the Reporting Person, listed above, has, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Directors and Executive Officers listed above is a citizen of Canada.


Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person has utilized working capital for the exercise of the options.


Item 4.           Purpose of Transaction.

     In consideration of collateral support for the Issuer's Credit Facility in February 1994, the Issuer granted the Reporting Person options for 166,667 unregistered shares of the Issuer's common stock at $.90 per share through December 31, 1999. In July 1996, the Reporting Person exercised 33,334 of these options at $.90 per share. These shares were subsequently sold in a brokerage transaction, pursuant to Rule 144, in February 2000.

     In December 1999, the Reporting Person exercised the remainder of the previously granted options.


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                                                              Page 5 of 8 Pages


     The Reporting Person acquired and exercised the Options in the ordinary course of its business. Except as provided above, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving, the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

                                                              Page 6 of  8 Pages

Item 5.           Interest in Securities of the Issuer.

(a)  Amount beneficially owned and percentage of class

     (i) The Reporting Person is the beneficial owner of 133,333 restricted shares of Common Stock by virtue of its exercise of previously granted purchase options at a price of $.90 per share which represents 7.82% of the Common Stock issued and outstanding.


(b)  Number of shares as to which the Reporting Person has:

     (i)  Sole power to vote or direct the vote: 133,333

     (ii) shared power to vote or direct the vote: 133,333

     (iii) sole power to dispose or direct disposition: 133,333

     (iv) shared  power to dispose or to direct  disposition: 133,333

                                                             Page 7 of 8 Pages


(c) None of the Reporting Persons has effected any transactions in the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Item 4 of this Schedule 13D for a discussion of a contract with respect to the Common Stock.

Item 7. Material to be Filed as Exhibits.

     None


              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]


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                                                             Page 8  of 8  Pages


                                    SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(i), we agree that this statement is filed on behalf of each of us.


Dated: March 7, 2000

                                            GENTERRA INVESTMENT CORPORATION
                                            f/k/a FIRST CORPORATE CAPITAL INC.


                                            By:   /s/ MARK LITWIN
                                                   Mark Litwin, President





      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).